EXHIBIT 99.12

ALR TECHNOLOGIES INC.
1201 Cornwall Ave., Suite 203
Bellingham, WA 98225
Tel: (360) 650-9100
Fax: (360) 650-0032
E-mail: alrt@qwest.net

December 8, 2000

Knight=s Financial Limited
Suite 2050, 650 West Georgia Street
Vancouver, B.C.
V6B 4N7

Attention: Ms Christine Kan

Dear Ms. Kan:

Re: YOUR AGREEMENT TO PROVIDE SERVICES TO ALR TECHNOLOGIES INC. (the AAgreement@)

The purpose of this letter is to confirm our understanding on the terms of Knight=s Financial Limited (AKnight=s@) agreement to provide Christine Kan=s services on a contract basis to serve as Accountant to ALR Technologies Inc. ("ALRT" or the ACompany@). We agree that, as between Knight=s and ALRT, the following terms apply:

1. Independent Contractor Relationship

1.1 We are pleased to confirm that ALRT will employ you, as a hired employee of Knight=s, on a contract basis and as an arm=s length independent contractor providing management services to ALRT. As used in this Agreement, Ayou@ means either you as an individual or Knight=s, as the context requires.

1.2 ALRT will engage your services during the Term to serve Accountant of ALRT, with all attendant duties and responsibilities. Your services are engaged solely on a contract basis during the Term. Your duties as Accountant will be as agreed between you and ALRT from time to time.

1.3 This Agreement has been reached and is effective as of December 1, 2000 (the A Effective Date@)

1.4 You will be solely responsible for deducting and remitting all withholding taxes, income taxes, claims or assessments from income tax or other statutory deductions which are made under statutory authority, and all the deductions require by any applicable statute, arising out of your provision of services to ALRT. Further, you will be solely responsible for and file all returns reporting the compensation paid pursuant to this Agreement and required under all applicable federal and state statutes. You will indemnify ALRT against any claims or assessments related to your failure to report such compensation or to pay required income, withholding or other taxes related to your receipt of compensation pursuant to this Agreement.

2. Working in the United States

2.1 It is the intention of the Company to maintain an office in the United States. The Company will pay out of pocket expenses associated with obtaining the necessary visa to work and all out of pocket expenses associated with working in the United States for the Company in the United States.

3. Compensation

3.1 Your compensation for the services provided pursuant to this Agreement will be US$36,000 per annum and paid in equal monthly instalments of in the amount of US$3,000, effective January 1, 2000. You authorise ALRT to deduct from any payment due to you at any time, including any payments with respect to the termination of this Agreement, any amounts owed to you by reason of purchases, advances, loans or in recompense for damage to or loss of ALRT=s property.

3.2 You will be entitled to four weeks of paid vacation per annum.

3.3 Supplemental Health insurance to cover any claims in the United States.

4. Your Obligations to ALRT

4.1 You agree that you will comply with ALRT policies as amended from time to time.

4.2 In the course of your duties, you will obtain knowledge of ALRT matters of a technical or business nature that are confidential, such as know-how, trade secrets, secret business information, plans, data, processes, techniques, customer information, inventions, discoveries, patterns, devices, etc., but specifically excluding such information and skills generally known in ALRT=s trade and business, information made public by ALRT or generally of a public nature and knowledge of ALRT not constituting a trade secret (the AConfidential Information @). You agree that such Confidential Information shall not be disclosed to anyone outside the employment of ALRT (whether as an employee, independent contractor or otherwise) without the express written authorisation of ALRT.

4.3 You acknowledge that, by reason of your agreement to provide services to ALRT, you will acquire certain skills, knowledge and experience, as well as contacts with customers of ALRT and other employees of ALRT who are engaged in the business of ALRT. As a consequence, you agree that, during the performance of the services that are the subject to this Agreement, you will not, for any reason, either directly or indirectly, either as an individual or as a partner or joint venturer or as an employee, principal, consultant, agent, shareholder, officer, director or representative for any person, association, organisation, or in any manner:

(a) solicit, service, obtain, or accept orders for products or services competitive with those of ALRT from any of ALRT's actual or prospective customers; or

(b) commence, engage in, or participate in any business competitive with that of ALRT within the geographic area in which ALRT does business; or

(c) solicit, divert, take away, interfere with, or attempt to induce any employee or agent of ALRT to leave his/her employ or other relationship with ALRT in order to participate in any business competitive with ALRT; or

(d) take any active steps whatsoever to commence any competitive business, or to join any person or entity concerned with or engaged or interested in a business which is the same as, or competitive with, the business of ALRT.

4.4 You acknowledge and agree that without prejudice to any and all other rights of ALRT, in the event of your violation of any of the covenants contained in this Agreement, an injunction seeking the specific performance of this Agreement or tro enjoin you from performing acts prohibited by this Agreement will be the only effective remedy to protect ALRT's rights and property.

5. Termination for Cause

5.1 Your engagement with ALRT and the Term of this Agreement may be terminated by ALRT at any time for Cause or Material Breach, by written notice from ALRT to you of such termination.

5.2 As used in this Agreement, ACause@ means:

5.2.1 Any act of fraud, misappropriation, embezzlement or like act of dishonesty;

5.2.2 Gross misconduct, misfeasance or malfeasance in connection with the services performed by you pursuant to this Agreement, which shall include absolute neglect of duty, gross negligence, disloyalty, unnecessarily endangering, damaging or destroying life or property, or similar conduct injurious to the business of ALRT.

5.2.3 Behaviour which adversely reflects on the reputation of ALRT, such as substance abuse, public intoxication, conviction of a felony involving moral turpitude, or acts of similar magnitude.

5.3 As used in this Agreement, AMaterial Breach@ means material neglect by you of your duties and obligations under, or a material breach by you of the provisions of, this Agreement, which neglect or breach continues for a period of thirty (30) days after you are given written notice specifying in detail the breach, and an opportunity to cease or cure such neglect or breach.

6. Termination Without Cause

6.1 ALRT may terminate your employment at any time without cause by providing written notice to you, specifying that the termination is Awithout cause@. The termination will effective thirty (30) days after delivery of the notice to you, or at any later time specified in the notice.

7. Termination by You

7.1 You may terminate this Agreement by providing ALRT with 30 days prior written notice. ALRT may elect to waive the requirement that you provide notice, in which case this Agreement would end forthwith.

7.2 If this Agreement is terminated by you as a result of a Constructive Termination by ALRT, then for all purposes this Agreement shall be considered to have been terminated without Cause by ALRT pursuant to Section 6.1 above. For purposes of this Agreement, AConstructive Termination@ shall mean:

7.2.1 Any material change or assignment of your functions, duties, responsibilities or title by ALRT which would cause your engagement with ALRT to become of less dignity, responsibility, importance or scope from the position described in this Agreement;

7.2.2 Any breach or default by ALRT or the terms of this Agreement, which breach or default is not ceased or cured within thirty (30) days of written notice from you specifying such breach; or

7.2.3 The failure of ALRT on more than one occasion to pay to you as and when due the compensation required by the terms of this Agreement.

8. Term of This Relationship

8.1 The term of this Agreement will be a three-year duration commencing on the Effective Date. ALRT may, in its sole discretion, renew this Agreement for successive terms of duration decided by ALRT by providing written notice to you. Absent agreement or notice to you regarding renewal or non-renewal, this Agreement will be deemed to be renewed immediately prior to its expiration for a one-year term. The initial three year term plus any extensions thereof, until this Agreement is terminated according to its terms, is referred to herein as the ATerm@.

8.2 While it is the hope of ALRT to continue with you in a long term relationship, this Agreement should not be construed as any guarantee or promise of your continued engagement by ALRT.

9. ALRT Options

9.1 ALRT hereby grants directly to Christine Kan as of the Effective Date, options to purchase from ALRT up to 2,000,000 shares of ALRT stock at a purchase price of $0.25 per share (the AOptions@). The Options will expire five (5) years after the Effective Date (the AOption Term@).

9.2 The Options will vest on execution of this Agreement.

9.3 Payment of the purchase price which will remain your responsibility. ALRT agrees that if the outstanding shares of common stock of ALRT are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of ALRT through reorganisation, recapitalization, reclassification, stock dividend, stock split, amendment to the Company=s organisational documents or reverse stock split, an appropriate adjustment will be made in the number and/or kind or securities allocated to the Options granted by this Agreement, without change in the aggregate purchase price applicable to the unexercised portion of the Options, but with a corresponding adjustment in the price for each share or other unit of any security then covered by the Options. This section will not apply to any sale of stock for value by ALRT or any other transaction in which ALRT receives new consideration.

9.4 In the event this Agreement is terminated by ALRT with Cause, or voluntarily by you, all vested and unexercised Options will remain exercisable by Sidney Chan at any time prior to expiration of the Option Term. Any unvested Options as of the effective date of such termination will be cancelled.

9.5 In the event that this Agreement is terminated by ALRT without Cause, or as a result of a Constructive Termination by ALRT, all of the remaining unvested Options will become immediately vested and exercisable. You may exercise any remaining unexercised Options at any time prior to expiration of the Option Term.

9.6 In the event of your death or disability all the remaining unvested Options will become immediately vested and exercisable. Your executor, personal representative, heirs or other representative may exercise any remaining unexercised Options at any time prior to expiration of the Option Term.

10. Expenses

10.1 The Company will be responsible for all of your reasonable expenses incurred in the course of performing the services for ALRT contemplated by this Agreement. You agree to provide reasonable documentation with respect to any expenses for which reimbursement is claimed.

11. General

11.1 In the event that any provision of this Agreement is declared to be void or invalid by a court of competent jurisdiction or any other adjudicative body whatsoever the remaining provisions or parts of the Agreement remain in full force and effect .

11.2 This Agreement is governed by and is to be construed according to the laws of the State of Nevada.

11.3 A waiver expressed or implied by ALRT of any default by you in the observance or performance of this Agreement does not constitute and is not to be construed as a waiver or condonation of any subsequent or other default.

11.4 No modification of this Agreement is valid unless made in writing and signed by both parties.

11.5 Time is of the essence of this Agreement.

We trust the terms of this letter are agreeable to you. We confirm that you have been provided the opportunity to obtain independent legal advice with respect to this Agreement. Please signify your acceptance of these terms by signing below.

Yours very truly,

ALR Technologies Inc.

_________________________

The undersigned accepts and agrees to the terms of this Agreement, effective as of the Effective Date, and in witness thereof has caused this Agreement to be executed by its duly authorised officer this the ______ day of December 2000

KNIGHT=S FINANCIAL LIMITED

_____________________________
Christine Kan
Director